SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G
                                (Amendment No. 1)

                              BANK PLUS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                   064446107
                                 (CUSIP NUMBER)

1)         Name of Reporting Person:     CNA Financial Corporation

           SS or IRS Identification      36-6169860
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of              (5)  Sole Voting Power          0
           Shares
           Beneficially Owned     (6)  Shared Voting Power        1,220,610*
           by Each Reporting
           Person With:           (7)  Sole Dispositive Power     0

                                  (8)  Shared Dispositive Power:  1,220,610*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                         1,220,610*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                         6.7%

12)        Type of Reporting
           Person (See Instructions)                              HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

1)         Name of Reporting Person:     Loews Corporation

           SS or IRS Identification      13-2646102
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of              (5)  Sole Voting Power          0
           Shares
           Beneficially Owned     (6)  Shared Voting Power        1,220,610*
           by Each Reporting
           Person With:           (7)  Sole Dispositive Power     0

                                  (8)  Shared Dispositive Power:  1,220,610*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                         1,220,610*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                         6.7%

12)        Type of Reporting
           Person (See Instructions)                              HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

1)         Name of Reporting Person:     Continental Casualty Company

           SS or IRS Identification      36-2114545
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of              (5)  Sole Voting Power          0
           Shares
           Beneficially Owned     (6)  Shared Voting Power        1,220,610*
           by Each Reporting
           Person With:           (7)  Sole Dispositive Power     0

                                  (8)  Shared Dispositive Power:  1,220,610*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                         1,220,610*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                         6.7%

12)        Type of Reporting
           Person (See Instructions)                              HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.

Item 1(a)  Name of Issuer.  Bank Plus Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices

                      William L. Sanders
                      Chief Financial Officer
                      BANK PLUS CORPORATION
                      4565 Colorado Blvd.
                      Los Angeles, CA 90039

Item 2(a)  Name of Persons Filing.  Continental Casualty Company
                                    Loews Corporation
                                    CNA Financial Corporation

Item 2(b)  Address of Principal Business Office:

           Continental Casualty Company - CNA Plaza, Chicago, Illinois 60685
           CNA Financial Corporation    - CNA Plaza, Chicago, Illinois 60685
           Loews Corporation - 667 Madison Avenue, New York, New York 10021-8087


Item 2(c)  Citizenship: Continental Casualty Company - State of Illinois
                        CNA Financial Corporation - State of Delaware Loews Corporation - State of Delaware


Item 2(d)  Title of Class of Securities.  Common Stock

Item 2(e)  CUSIP Number.  064446107

Item 3 The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

           (g Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)

Item 4.    Ownership                     CNA                        Continental
                                         Financial                  Casualty
                                         Corp.        Loews Corp.   Company

(a)        Amount Beneficially Owned:    1,220,610*   1,220,610*    1,220,610*

(b)        Percent of Class              6.7%         6.7%          6.7%

(c)        Number of shares as
           to which such person has

           (i)  sole power to vote or
                to direct the vote       0            0             0

           (ii)   shared power to vote
                  or to direct vote      1,220,610*   1,220,610*    1,220,610*

           (iii)  sole power to
                  dispose or to direct
                  disposition of         0            0             0

           (iv)   shared power to
                  dispose or to direct
                  disposition            1,220,610*   1,220,610*    1,220,610*

Item 5.    Ownership of Five Percent or Less of a Class.

           Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

           Continental Casualty Company, an Illinois insurance company (IC). See Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.

Item 10.   Certification of CNA Financial Corporation.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

       After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date

/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

Item 10.   Certification of Loews Corporation.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date




/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel

Item 10.   Certification of Continental Casualty Company.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 28, 1997
             Date




/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

                                    Exhibit I

Loews Corporation holds in excess of 84% of the equity of CNA Financial Corp. CNA Financial Corp. owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.

                                    Exhibit 2

         Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL CASUALTY COMPANY
CNA FINANCIAL CORPORATION


/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
                         Senior Vice President, Secretary and General Counsel